June 26, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Minnesota Municipal Income Fund

Registration Statement on Form N-14 8C

(File No. 333-196061)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of June 30, 2014 or as soon thereafter as practicable.

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Sincerely,

NUVEEN MINNESOTA MUNICIPAL INCOME FUND

By: /s/ Eric J. Thole
Name: Eric J. Thole
Title: Executive Vice President

Nuveen Minnesota Municipal Income Fund – Acceleration Request